Room 4561
December 21, 2005

Mr. Robert M. Lewis
Chief Financial Officer
Imergent, Inc.
754 East Technology Avenue
Orem, UT 84097

      Re:	Imergent, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2004
      Form 8-K Filed August 12, 2005
      File No. 000-32277

Dear Mr. Lewis,

      We have reviewed your response letter dated November 22,
2005
and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-K for Fiscal Year Ended June 30, 2004
Note 2. Summary of Significant Accounting Policies

(o) Revenue Recognition, page 50

1. We note that you refer to Attachment 2 that includes detailed revenue recognition policies that appear to be integral to your response to our comments. However, this information does not appear to have been filed on EDGAR. Please submit this information electronically via EDGAR. To the extent you intend to request confidential treatment for this information, ensure that the nature and form of your request complies with the Commission`s Confidential
Treatment Procedure Under Rule 83. See our website at http://www.sec.gov/foia/conftreat.htm.

2. We have read your response to prior comment number 3 and note that you are considering all hosting arrangements entered into with your customers within one year of the initial license arrangement as part of single, multiple-element arrangements. Please explain to us how you have determined that one year represents the "short time frame" referred to in AICPA Technical Practice Aid 5100.39.
3. We have read Attachment 2 to your response letter regarding your arrangements that do not include extended payment terms. We do not believe that you have established VSOE of fair value for the development hosting services that are offered to your customers as part of the initial license fee. In this regard, it does not appear appropriate to use the renewal rate of your publishing hosting services as a surrogate price in establishing VSOE for your development hosting services. It appears that the development hosting services are substantively different from the publishing hosting services and the development services do not appear to be sold separately. The publishing hosting services clearly include additional benefits that are not offered in the development hosting such as a website that is accessible by potential customers over the
Internet and unspecified upgrades and enhancements to the software.
Lack of VSOE for these services would require you to recognize revenue in accordance with paragraph 12 of SOP 97-2 rather than as your response proposes.









4. It is unclear to us why you believe that the development hosting service element is only present when customers choose to access the software on your server. Clarify for us whether your arrangements obligate you to make this service available to customers that download the software. If customers retain the right to use the development hosting when the software is initially downloaded, explain to us why you do not consider this to be a separate element in all of your arrangements.

5. Please explain to us how you concluded that each of the various estimates (e.g., length of development service period, etc.) used were appropriate in determining the historical revenue that should have been recognized for purposes of your restatement. Please tell us how you determined that the amounts calculated using these estimates accurately represents amounts that would have been recognized had each contract been accounted for individually.

Form 8-K filed August 12, 2005

6. We note that you have entered into an agreement to sell your domestic trade receivables on an ongoing basis. In addition, we note that you have transferred receivables to third parties in prior periods. Please explain to us how, in your restatement, you will consider the guidance in paragraph .08 of SOP 01-6 regarding classifying trade receivables as held for sale. Please note that trade receivables that are classified as held for sale should be separately reported on the balance sheet at the lower of cost or fair value.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst at (202) 551-3451, Marc D.
Thomas at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Robert M. Lewis
Imergent, Inc.
December 21, 2005
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